Contact

www.linkedin.com/in/chuck-moore-3a8527b1 (LinkedIn)

Top Skills

Customer Service

Social Media Marketing

CEOs

Chuck Moore

Crafting innovative cocktail experiences with a focus on flavor. Chaco Flaco Drinks/El Cero Craft 0.0ABV Mocktails, Elevado Hemp Craft Cocktails, and Ninja Restores, LLC.

Tempe, Arizona, United States

Summary

With over 25 years of experience in the beverage industry, I am dedicated to creating innovative, flavor-forward, and health-conscious drink solutions as the CEO of Chaco Flaco Drinks/El Cero 0.0ABV Mocktails/Elevado Hemp Craft Cocktails. My mission aligns with building a brand that bridges the gap between premium quality and accessible health-focused beverages, empowering teams to deliver value to consumers. I am motivated by a commitment to developing products that resonate with evolving market demands while fostering a collaborative company culture.

At Chaco Flaco Drinks, I have focused on launching award-winning cocktail mixers and craft canned cocktails that prioritize flavor, lower sugar, and calorie-conscious options. By leveraging expertise in marketing and business strategy, I have guided the company into the ready-to-drink market, positioning the brand as a leader in innovative beverage solutions. Our team-driven efforts continue to meet increasing demand for standout products like our Bloody Maria mixers, showcasing a dedication to quality and adaptability.

Experience

Chaco Flaco Drinks, Elevado Drinks, El Cero 0.0ABV Drinks

CEO

February 2012 - Present (14 years 2 months)

Tempe, Arizona

Chaco Flaco Drinks LLC produces the most delicious and healthy cocktail mixers, sparkling craft canned cocktails, and soon to be non-alcoholic mocktails on the planet. Our international Sip Awards winning canned cocktails and mixers are unique with lower calorie, lower sugar, and FLAVOR FIRST beverages.

Our 2 Bloody Maria drinks, both red and green are now best sellers and the demand seems to have no limits for these amazing mixers.

Coming in the fall of 2020, Chaco Flaco Drinks will be entering into the RTD market with spirit based sparkling craft canned cocktails. These amazing cocktails will bridge the gap between lower flavor hard seltzers and high caloric speak easy cocktails.

My primary focus as CEO for Chaco Flaco is to promote and expand our brand across the United States and find new opportunities for international distribution. We are currently available in select stores throughout the southwest with plans for regional expansion in 2020. We are marketing ourselves as a lifestyle brand with ties to professional auto racing and extreme sports. We have one question for you..''How Do You Chill?''